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                   UNITED RENTALS ANNOUNCES $22.75 PER SHARE
              ALL CASH OFFER TO ACQUIRE RENTAL SERVICE CORPORATION

               FULLY-FINANCED OFFER PRICED AT 32 PERCENT PREMIUM
                           TO CURRENT RENTAL SERVICE
      SHARE PRICE; TOTAL VALUE OF TRANSACTION APPROXIMATELY $1.36 BILLION

          COMBINED COMPANY WOULD SERVE MORE THAN ONE MILLION CUSTOMERS
                  FROM OVER 700 LOCATIONS ACROSS NORTH AMERICA

                                ---------------

     GREENWICH, CT, APRIL 5, 1999--United Rentals, Inc. (NYSE: URI), North America's largest equipment rental company, today announced that it has commenced a $22.75 per share cash tender offer for all of the outstanding shares of Rental Service Corporation (NYSE: RSV). The United Rentals offer provides Rental Service shareholders a 32 percent premium over Rental Service's closing price of $17.25 on Thursday, April 1, 1999, the last day of trading prior to the announcement of this offer, and a 28 percent premium to Rental Service's 30-day average closing price. The offer expires on April 30, 1999, unless extended.

     Rental Service has approximately 24.3 million common shares and equivalents outstanding, and approximately $810 million of debt. The total value of the proposed transaction is approximately $1.36 billion.

     United Rentals has a firm commitment from Goldman, Sachs & Co. to provide $2 billion in financing to complete the transaction and for other corporate purposes.

     Bradley Jacobs, chairman and chief executive officer of United Rentals, said, "The combination of United Rentals, North America's largest equipment rental company, and Rental Service, the third largest company, would serve over one million customers through more than 700 branch locations with a rental fleet of more than 400,000 pieces of equipment. The combined company would have an annual revenue run rate of nearly $3 billion, giving us about a 10 percent share of this rapidly growing industry."

     Mr. Jacobs continued, "Since we formed United Rentals 18 months ago, our mission has been to create a large and geographically diversified equipment rental
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company to take full advantage of the many benefits of greater size in this business. A combination with Rental Service would improve our cost structure, and enable us to provide our customers with better service and a greater selection of modern equipment. We believe that we could achieve at least $20 million in cost savings and operating synergy and that the transaction would be accretive to earnings in the first year of combined operations."

     Mr. Jacobs added, "We have asked that the Rental Service board carefully consider the certainty and the attractive premium we are offering to Rental Service stockholders."

     The Company said that the offer is conditioned on, among other things, the tender to United Rentals of a majority of Rental Service shares on a fully-diluted basis, the termination of the merger agreement between Rental Service and NationsRent Inc., the agreement by the board of directors of Rental Service to enter into a merger agreement for the acquisition of Rental Service by United Rentals, the expiration or termination of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, and the termination or invalidation of a 19.9% lock-up option and break-up fee provided to NationsRent in its merger agreement with Rental Service.

     Goldman, Sachs & Co. is serving as financial advisor to United Rentals. Georgeson & Company is serving as information agent for the offer.

     United Rentals, Inc. is the largest equipment rental company in North America and currently serves more than 900,000 customers through its network of 470 locations in 40 states, Canada and Mexico.

     This press release contains forward looking statements which involve certain risks and uncertainties. Factors that may cause actual results to differ materially from those contemplated by such forward looking statements include, among others, the following possibilities: (1) expected cost savings and operating synergies from the proposed transaction are not fully realized or are not realized within the expected time frame; (2) revenues and earnings following the proposed transaction are lower than expected; (3) costs or difficulties related to the integration of the businesses of United Rentals and Rental Service are greater than expected; or (4) general economic conditions, either nationally or in the local areas in which the combined company will be doing business, are less favorable

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than expected.

     This press release is neither an offer to purchase nor a solicitation of an offer to sell any shares of Rental Service. The offer is made solely by United Rentals' Offer to Purchase dated April 5, 1999 and the related Letter of Transmittal. In addition, this press release should not be construed to constitute a solicitation of proxies for any meeting of the stockholders of Rental Service, nor should this press release be construed to constitute a solicitation of any consent. Any such solicitation which United Rentals or any affiliate thereof might make would be made only pursuant to separate proxy or consent materials prepared and filed with the Securities and Exchange Commission in compliance with the requirements of the Securities Exchange Act of 1934.

                                     ###

Investor contact:                                  Media contact:
Robert Miner                                       Fred Bratman
United Rentals                                     or Tracy Williams
Phone: 203-622-3131                                Sard Verbinnen & Co.
Fax: 203-622-6080                                  Phone: 212-687-8080
e-mail: bminer@ur.com                              Fax: 212-687-8344
                                                   e-mail: fbratman@sardverb.com
                                                   or twilliams@sardverb.com